Exhibit 99.1

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2018 and 2017

(With Independent Auditors’ Report Thereon)

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Table of Contents

Page(s)

Independent Auditors’ Report	1

Consolidated Balance Sheets as of December 31, 2018 and 2017	2

Consolidated Statements of Income for the years ended December 31, 2018 and 2017	3

Consolidated Statements of Comprehensive Income for the years ended December 31, 2018 and 2017	4

Consolidated Statements of Changes in Equity for the years ended December 31, 2018 and 2017	5

Consolidated Statements of Cash Flows for the years ended December 31, 2018 and 2017	6—7

Notes to Consolidated Financial Statements	8—52

KPMG LLP

Two Financial Center

60 South Street

Boston, MA 02111

Independent Auditors’ Report

The Shareholder

Fresenius Medical Care Holdings, Inc.:

We have audited the accompanying consolidated financial statements of Fresenius Medical Care Holdings, Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Fresenius Medical Care Holdings, Inc. and its subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended, in accordance with U.S. generally accepted accounting principles.

Boston, Massachusetts
April 23, 2019

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2018 and December 31, 2017

(Dollars in thousands, except share data)

	2018	2017
Assets
Current Assets:
Cash and cash equivalents	$1,842,592	569,818
Trade accounts receivable, net	1,919,956	2,056,569
Receivables from affiliates	242,410	503,087
Inventories, net	831,437	758,645
Income tax receivables	94,883	24,326
Short-term investments	114,033	3,179
Other current assets	529,714	539,565
Restricted cash	5,450	64,382

Total current assets	5,580,475	4,519,571

Property, plant and equipment, net	2,553,285	2,398,269
Other assets:
Goodwill	11,583,359	12,162,141
Other intangible assets, net	492,660	504,331
Long-term investments	178,462	19,200
Investment in equity method investees	155,965	68,075
Other assets and deferred charges	122,505	150,540

Total other assets	12,532,951	12,904,287

Total assets	$20,666,711	19,822,127
Liabilities, Noncontrolling Interests, and Equity
Current liabilities:
Accounts payable	$408,891	429,242
Accounts payable to related parties	166,217	134,737
Current borrowings from affiliates	802,025	469,838
Accrued liabilities	1,766,885	1,733,472
Short-term borrowings	14,224	10,924
Current portion of long-term debt and capital lease obligations	122,249	122,570

Total current liabilities	3,280,491	2,900,783
Long-term debt and capital lease obligations	1,243,728	1,775,960
Noncurrent borrowings from affiliates	2,741,202	3,466,782
Other liabilities	602,013	679,262
Deferred income taxes	624,682	456,846

Total liabilities	8,492,116	9,279,633
Noncontrolling interests subject to put provisions	975,092	1,048,670
Equity:
Preferred stock, $1 par value —	851,125	851,125
Authorized shares — 9,753,560 as of December 31, 2018 and 2017
Outstanding shares — 3,404,500 as of December 31, 2018 and 2017
Common stock, $1 par value —	83,985	83,985
Authorized shares — 90,000,000 as of December 31, 2018 and 2017
Outstanding shares — 83,985,000 as of December 31, 2018 and 2017
Additional paid-in capital	1,782,930	1,725,889
Retained earnings	7,893,543	6,295,512
Accumulated other comprehensive loss	(101,110)	(106,445)

Total Fresenius Medical Care Holdings, Inc. equity	10,510,473	8,850,066

Noncontrolling interests not subject to put provisions	689,030	643,758

Total equity	11,199,503	9,493,824

Total liabilities, noncontrolling interests, and equity	$20,666,711	19,822,127

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Income
For the years ended December 31, 2018 and 2017
(Dollars in thousands)

	2018	2017
Net revenues:
Health care services	$12,626,439	13,556,163
Less: Patient service bad debt provision	—	549,193
Health care services	12,626,439	13,006,970
Medical supplies	960,589	912,234
	13,587,028	13,919,204

Expenses:
Cost of health care services	8,415,377	8,633,589
Cost of medical supplies	735,233	686,366
General and administrative expenses	2,150,615	1,853,174
Depreciation and amortization	510,199	508,617
Research and development	80,909	72,331
Equity investment income	(5,993)	(10,981)
Gain related to divestitures	(898,247)	(29,104)
Interest expense, net, and related financing costs (including $230,194 and $230,237 of interest with affiliates, respectively).	280,886	292,910
	11,268,979	12,006,902

Income before income taxes	2,318,049	1,912,302

Provision for income taxes	451,500	404,480
Net income	1,866,549	1,507,822

Less net income attributable to noncontrolling interests	268,518	293,359

Net income attributable to Fresenius Medical Care Holdings, Inc.	$1,598,031	1,214,463

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(Dollars in thousands)

	2018	2017
Net income	$1,866,549	1,507,822

(Loss) gain related to foreign currency translation	(3,677)	1,967
(Loss) gain on investments, (net of deferred tax of ($854) and $1,041, respectively)	(1,939)	1,598
Actuarial gains (losses) on defined benefit plans, (net of deferred tax of $3,648 and ($2,791), respectively)	10,382	(4,284)
Gains related to derivative instruments, (net of deferred tax of $206 and $999, respectively)	569	1,534

Other comprehensive income, net of tax	5,335	815

Total comprehensive income	1,871,884	1,508,637

Comprehensive income attributable to noncontrolling interests	268,518	293,359
Comprehensive income attributable to Fresenius Medical Care Holdings, Inc.	$1,603,366	1,215,278

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(Dollars in thousands, except share data)

							Accumulated	Total	Noncontrolling
							other	FMCH, Inc.	interests not
	Preferred stock		Common stock		Additional	Retained	comprehensive	shareholders’	subject to
	Shares	Amount	Shares	Amount	paid-in capital	earnings	loss	equity	put provisions	Total equity
Balance, December 31, 2016	5,694,123	$1,423,531	87,360,000	$87,360	1,375,784	5,885,109	(107,260)	8,664,524	608,326	9,272,850

Net income	—	—	—	—	—	1,214,463	—	1,214,463	115,687	1,330,150
Other comprehensive income	—	—	—	—	—	—	815	815	—	815
Compensation expense related to stock options	—	—	—	—	38,834	—	—	38,834	—	38,834
Exercise of subsidiary stock incentive plans	—	—	—	—	(20,676)	—	—	(20,676)	—	(20,676)
Vested subsidiary stock incentive plans	—	—	—	—	(13,117)	—	—	(13,117)	—	(13,117)
Cash contributions noncontrolling interests	—	—	—	—	—	—	—	—	13,092	13,092
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(113,604)	(113,604)
Purchase/Sale of noncontrolling interests	—	—	—	—	(51,249)	—	—	(51,249)	20,257	(30,992)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	195,878	—	—	195,878	—	195,878
Repurchase and retirement of preferred stock	(2,289,623)	(572,406)	—	—	(46,877)	—	—	(619,283)	—	(619,283)
Repurchase and retirement of common stock	—	—	(3,375,000)	(3,375)	—	(804,060)	—	(807,435)	—	(807,435)
DLP capital contribution	—	—	—	—	247,264	—	—	247,264	—	247,264
Other reclassifications	—	—	—	—	48	—	—	48	—	48

Balance, December 31, 2017	3,404,500	851,125	83,985,000	83,985	1,725,889	6,295,512	(106,445)	8,850,066	643,758	9,493,824

Net income	—	—	—	—	—	1,598,031	—	1,598,031	106,075	1,704,106
Other comprehensive income	—	—	—	—	—	—	5,335	5,335	—	5,335
Compensation expense related to stock options	—	—	—	—	12,781	—	—	12,781	—	12,781
Exercise of subsidiary stock incentive plans	—	—	—	—	(24,984)	—	—	(24,984)	—	(24,984)
Vested subsidiary stock incentive plans	—	—	—	—	19,317	—	—	19,317	—	19,317
Cash contributions noncontrolling interests	—	—	—	—	—	—	—	—	9,949	9,949
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(117,336)	(117,336)
Purchase/Sale of noncontrolling interests	—	—	—	—	(53,670)	—	—	(53,670)	46,584	(7,086)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	104,916	—	—	104,916	—	104,916
DLP deemed distribution	—	—	—	—	(1,872)	—	—	(1,872)	—	(1,872)
Other reclassifications	—	—	—	—	553	—	—	553	—	553

Balance, December 31, 2018	3,404,500	$851,125	83,985,000	$83,985	1,782,930	7,893,543	(101,110)	10,510,473	689,030	11,199,503

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the years ended December 31, 2018 and 2017
(Dollars in thousands)

	2018	2017
Cash flows from operating activities:
Net income	$1,866,549	1,507,822
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	510,199	508,617
Gain on sale of investments and divestitures	(904,221)	(67,961)
Change in deferred income taxes	159,458	(155,905)
Amortization of discount on Senior Note	1,127	2,041
Equity investment income	(5,993)	(10,981)
(Gain) loss on disposal of properties and equipment	19,763	32,165
Loss (gain) on disposal of marketable securities, net	11,529	(28,257)
Amortization of deferred financing cost	5,343	7,565
Compensation expense related to stock options	14,768	38,834
Unrealized currency transaction (gain) loss	(55,087)	237,917
Loss (gain) on forward sale and currency exchange agreements	123,130	(405,227)
Excess tax benefits from stock-based compensation	(4,675)	(6,349)
Changes in operating assets and liabilities, net of effects of purchase acquisitions:
Increase in trade accounts receivable, net	(179,067)	(91,530)
Increase in inventories	(72,017)	(20,167)
(Increase) decrease in other current assets	(50,392)	63,819
Decrease (increase) in other assets and deferred charges	636	(32,286)
(Decrease) increase in accounts payable	(4,289)	43,714
(Decrease) increase in accrued income taxes	(67,642)	85,185
Increase (decrease) in accrued liabilities	198,381	(101,277)
(Decrease) increase in other long-term liabilities	(129,999)	282,091
Net changes due to/from affiliates	363,667	446,533
Distributions received on equity investments	8,011	9,570
Other, net	3,497	2,017

Net cash provided by operating activities	1,812,676	2,347,950
Cash flows from investing activities:
Capital expenditures	(787,313)	(680,221)
Acquisitions and investments, net of cash acquired	(146,572)	(340,416)
Proceeds from sale of property and equipment	39,334	—
Proceeds from divestitures	1,939,719	162,311
Issuance of note receivable	(21)	(470)
Settlement of note receivable	94	2,515
Purchases of available for sale securities	(465,358)	(11,046)
Proceeds from sales of available for sale securities	177,346	289,357
Equity investment (contributions) returns	(119,213)	13,741
Net decrease (increase) in loans to affiliates	284,148	(46,181)

Net cash provided by (used in) investing activities	922,164	(610,410)
Cash flows from financing activities:
Net (decrease) increase in borrowings from affiliate	(693,965)	764,460
Net (increase) decrease from receivable financing facility	(353,000)	178,000
Net decrease in debt and capital leases	(182,723)	(574,726)
Debt issuance costs	(2,593)	(3,852)
Repurchase of preferred stock	—	(619,283)
Repurchase of common stock	—	(807,435)
Exercise of subsidiary stock incentive plans	(24,984)	(20,676)
Distributions to noncontrolling interests	(275,502)	(296,235)
Contributions from noncontrolling interests	34,329	29,805
Proceeds from sale of noncontrolling interests	42,809	18,544
Purchases of noncontrolling interests	(61,989)	(131,166)

Net cash used in financing activities	(1,517,618)	(1,462,564)

Effects of changes in foreign exchange rates	(3,380)	1,325

Change in cash, cash equivalents and restricted cash	1,213,842	276,301

Cash, cash equivalents and restricted cash at beginning of year	634,200	357,899

Cash, cash equivalents and restricted cash at December 31, 2018 and 2017	$1,848,042	634,200

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the years ended December 31, 2018 and 2017
(Dollars in thousands)

	2018	2017
Supplemental disclosures of cash flow information:
Cash paid for interest	$244,837	278,484
Cash paid for income taxes, net of tax refunds	370,022	506,617

Details for acquisitions:
Assets acquired	(208,421)	(394,830)
Liabilities assumed	1,185	16,906
Noncontrolling interests	59,175	28,030

Cash paid	(148,061)	(349,894)
Less cash acquired	1,489	9,478
Net cash paid for acquisitions	$(146,572)	(340,416)

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

(1)         The Company

Fresenius Medical Care Holdings, Inc., a New York corporation (the Company or FMCH) is a subsidiary of Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares (FMCAG & KGaA or the Parent Company). The General Partner refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA’s general partner and a wholly owned subsidiary of Fresenius SE. Management Board and our Management Board refer to the members of the management board of Fresenius Medical Care Management AG (Management AG) and, except as otherwise specified, Supervisory Board and our Supervisory Board refer to the supervisory board of FMC-AG & Co. KGaA. The Company conducts its operations through eight principal subsidiaries, National Medical Care, Inc. (NMC), Fresenius USA Marketing, Inc., Fresenius USA Manufacturing, Inc., National Cardiovascular Partners, LP, Colorado River Group, LLC and SRC Holding Company, Inc., all Delaware corporations and Fresenius USA, Inc., a Massachusetts corporation.

The Company provides dialysis treatment and related dialysis care services to persons who suffer from end-stage renal disease (ESRD), as well as other health care services. The Company also develops and manufactures a wide variety of health care products, which includes dialysis and non-dialysis products. The Company’s dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company’s non-dialysis products include acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company describes certain of its other health care services as “Care Coordination.” Care Coordination currently includes, but is not limited to, the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, non-dialysis laboratory testing services (until December 2017), physician nephrology and cardiology services, health plan services, urgent care services and ambulant treatment services. Until June 28, 2018, Care Coordination also included the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care, which the Company refers to as “hospital related physician services.” All of these Care Coordination services together with dialysis care and related services represent the Company’s health care services.

(a)         Basis of Presentation

The consolidated financial statements in this report as of December 31, 2018 and 2017 and for the years then ended have been prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). These consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary for the fair presentation of the consolidated results for all periods presented.

The Company has evaluated subsequent events through April 23, 2019, which is the date these consolidated financial statements were available for issuance (see note 18).

(b)         Principles of Consolidation

The consolidated financial statements include the earnings of all companies in which the Company has legal or effective control. This includes variable interest entities (VIEs) for which the Company is

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

deemed the primary beneficiary. The Company also consolidates certain clinics that it manages and financially controls. Noncontrolling interests represent the proportionate equity interests in the Company’s consolidated entities that are not wholly owned by the Company. Noncontrolling interests of acquired entities are valued at fair value. The equity method of accounting is used for investments in associated companies over which the Company has significant exercisable influence, even when the Company holds 50% or less of the common stock of the entity. All significant intercompany transactions and balances have been eliminated.

The Company has entered into various arrangements with certain legal entities whereby the entities’ equity holders lack the power to direct the activities that most significantly impact the entities’ performance, and the obligation to absorb expected losses and receive expected residual returns of the legal entities. In these arrangements, the entities are VIEs in which the Company has been determined to be the primary beneficiary and which therefore have been fully consolidated.

In FMCH, 32 VIEs are consolidated in both 2018 and 2017. Consolidated VIEs generated $174,745 and $207,897 of revenue in 2018 and 2017, respectively. The Company provided funding to VIEs through loans and accounts receivable of $0 in 2018 and $6,420 in 2017, respectively. The table below shows the carrying amounts of the assets and liabilities of VIEs at December 31, 2018 and 2017:

	2018	2017
Trade accounts receivable, net	$19,339	32,978
Other current assets	30,338	46,568
Property, plant and equipment, intangible assets and other noncurrent assets	24,792	40,468
Goodwill	24,675	24,787
Accounts payable, accrued expenses and other liabilities	(177,784)	(165,178)
Equity	78,640	20,375

(2)         Summary of Significant Accounting Policies

(a)         Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents are short-term highly liquid investments with maturities of three months or less at date of purchase.

Restricted cash balance relates to collateral requirements towards an insurance company that are not available for use.

(b)         Inventories

Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or net realizable value (see note 4).

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

(c)          Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation (see note 10). Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property, plant and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in income when the assets are disposed.

The cost of property, plant and equipment is depreciated over estimated useful lives on a straight-line basis as follows: buildings — 20 to 40 years, equipment and furniture — 3 to 10 years, equipment under capital leases and leasehold improvements — the shorter of the lease term or the estimated useful life of the asset.

The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2018 and 2017 was $4,479 and $4,084, respectively.

(d)         Intangible Assets and Goodwill

The growth of the Company’s business through acquisitions has created a significant amount of intangible assets, including goodwill and other nonamortizable intangible assets such as tradenames and management contracts.

Intangible assets such as noncompete agreements, lease agreements, tradenames, certain qualified management contracts, technology, patents, distribution rights, software, acute care agreements and licenses, customer relationships, and tradenames acquired in a purchase method business combination are recognized and reported apart from goodwill.

Goodwill and identifiable intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified tradenames as intangible assets with indefinite useful lives because, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which those assets are expected to generate net cash inflows for the Company. Intangible assets with finite useful lives are amortized over their respective useful lives. The Company amortizes noncompete agreements over their average useful life of 8 years. Technology is amortized over its useful life of 15 years. The iron products distribution and manufacturing agreement is amortized over its ten-year contractual license period based upon the annual estimated units of sale of the licensed product. All other intangible assets are amortized over their individual estimated useful lives between 3 and 25 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment.

The Company elected to early adopt ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment effective January 1, 2017. The amendments in this ASU simplifies the test for goodwill impairment by giving companies the option not to perform the two-step approach. All goodwill impairment tests performed during 2017 and 2018 have been performed under this new guidance. We performed the assessment. qualitatively assessing whether it is more likely than

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

not that the reporting unit’s fair value is greater than the carrying amount. The Company is comprised of one reporting unit.

To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying values. An intangible asset’s fair value is determined using a discounted cash flow approach or other methods, if appropriate.

In connection with its annual impairment tests, the Company determined that there was no impairment of goodwill or other indefinite lived intangible assets. Accordingly, the Company did not record any impairment charges during 2018 and 2017.

(e)          Derivative Instruments and Hedging Activities

The Company accounts for derivatives and hedging activities by recognizing all derivative instruments as either assets or liabilities in the consolidated balance sheets at their respective fair values (see note 15). For derivatives designated as hedges, changes in the fair value are either offset against the change in fair value of the assets and liabilities through earnings, or recognized in accumulated other comprehensive loss until the hedged item is recognized in general and administrative expenses within the consolidated statements of income.

For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in accumulated other comprehensive loss to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in general and administrative expenses within the consolidated statements of income.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

In all situations in which hedge accounting is discontinued and the derivative is retained, the Company continues to carry the derivative at its fair value on the consolidated balance sheets and recognizes any subsequent changes in its fair value in the general and administrative expenses in the consolidated statements of income. When it is probable that a hedged forecasted transaction will not occur, the Company discontinues hedge accounting and immediately recognizes gains and losses that were accumulated in other comprehensive loss in general and administrative expenses.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

(f)            Foreign Currency Translation

For purposes of these consolidated financial statements, the U.S. dollar is the reporting currency. All assets and liabilities of the Company’s non-U.S. subsidiaries are translated at year-end exchange rates, while revenue and expenses are translated at exchange rates prevailing during the year. Adjustments for foreign currency translation fluctuations are excluded from net income and are reported in accumulated other comprehensive loss. In addition, the translation of certain intercompany borrowings denominated in foreign currencies, which are considered foreign equity investments, are reported in accumulated other comprehensive loss.

Gains and losses resulting from the translation of revenues and expenses and intercompany borrowings, which are not considered equity investments, are included in the consolidated statements of income within general and administrative expenses. Foreign exchange gains amounted to $408 for the year ended December 31, 2018 and foreign exchange losses amounted to $516 for the year ended December 31, 2017.

(g)         Revenue Recognition

The Company adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, (ASC Topic 606) on January 1, 2018, using the Cumulative Effect Method. In accordance with the transition provisions in ASC Topic 606, the new rules have been adopted only to those contracts that are not considered completed contracts as of January 1, 2018 following the cumulative effect method with no restatement of the comparative periods presented. Prior to this date, amounts continued to be presented in accordance with the Company’s historical accounting under revenue recognition (Topic 605). Other than what is stated below, the Company had no material impacts adopting ASC 606 and, therefore, had no adjustment to retained earnings as of the adoption date, January 1, 2018.

For both health care services revenue and medical supplies revenue, patients, third party payors and customers are billed at our standard rates net of contractual allowances, discounts or rebates to reflect the estimated amounts to be receivable from these payors.

Health care services

Health care services revenue, other than the hospitalist discussed below, are recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies utilized in providing such treatment. The patient is obligated to pay for health care services at amounts estimated to be receivable based upon the Company’s standard rates or at rates determined under reimbursement arrangements. These arrangements are generally with third party payors, such as Medicare, Medicaid, or commercial insurers.

Hospitalist revenues are reported at the estimated net realizable amount from third-party payors, client hospitals, and others at the time services are provided. Third-party payors include federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, and commercial insurance companies. Inpatient acute care services rendered to Medicare and Medicaid program beneficiaries are paid according to a fee-for-service schedule. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Inpatient acute services

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

generated through payment arrangements with managed care health plans and commercial insurance companies are recorded on an accrual basis in the period in which services are provided at established rates.

For services performed for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are performed the Company concludes that the consideration is variable (“implicit price concession”) and records the difference between the billed amount and the amount estimated to be collectible as a reduction to revenue. Implicit price concessions include such items as amounts due from patients without adequate insurance coverage, patient co-payment and deductible amounts due from patients with health care coverage. The Company determines implicit price concessions primarily upon past collection history.

ASC 606 requires the consideration of implicit price concessions when determining the transaction price which, through adoption, resulted in the implicit price concessions directly reducing revenue in the amount of $552,937 for the year ended December 31, 2018. Prior to the adoption of ASC 606, implicit price concessions were included as part of Patient service bad debt provision within our consolidated statements of income. In accordance with the new standard, the implicit price concessions are presented in net revenue within the consolidated statements of income. Please note there were no material adjustments to net income related to implicit price concessions as of the date of adoption, January 1, 2018.

Medical supplies

In the medical supplies business, revenues are generated from the sale of dialysis machines and water treatment systems, disposable products and maintenance agreements for the Company’s health care products. Revenues from the sale of dialysis machines and water treatment systems are typically recognized upon installation and provision of the necessary technical instructions as only thereafter the customer obtains control of the medical device whereas prior to the adoption of ASC Topic 606, revenues were recorded upon transfer of title to the customer, either at the time of shipment, upon receipt, or upon any other terms that clearly define passage of title. A portion of the Company’s revenue is recognized from sales of dialysis machines to distributors. When the distributor is the principal in the contract, the revenue allocated to the machine will be recognized upon transfer of title to the distributor. In case the Company is committed to perform the installation, revenue allocated to the installation would be recorded separately upon installation of the machine at the end-customers’ premises. In case the distributor is only an agent in the contract, revenue for sale of the machine would be recorded upon installation.

All other dialysis and non-dialysis product revenues are recognized upon completion of relevant performance obligations. Product revenues are normally based upon pre-determined rates that are established by contractual arrangement.

(h)         Allowance for Doubtful Accounts

Estimates for allowances for accounts receivable are based on an analysis of collection experience and recognizing the differences between payors. The Company also performs an aging of accounts receivable which enables the review of each customer and their payment pattern. From time to time,

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances.

The allowance for doubtful accounts for the products business are estimates comprised of customer specific evaluations regarding their payment history, current financial stability, and applicable country specific risks for receivables that are overdue more than one year. The changes in the allowance for products receivables are recorded in general and administrative as an expense.

(i)            Research and Development

Research and development costs are expensed as incurred.

(j)            Income Taxes

Current income taxes are calculated based on the profit of the fiscal year and in accordance with local tax rules of the respective tax jurisdictions. Expected and executed additional tax payments and tax refunds for prior years are also taken into account. Benefits from income tax positions have been recognized only when it was more likely than not that the Company would be entitled to the economic benefits of the tax positions. The more-likely-than-not threshold has been determined based on the technical merits that the position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold, management estimates the largest amount of tax benefit that is more than fifty percent likely to be realized upon settlement with a taxing authority, which becomes the amount of benefit recognized. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits are recognized.

The Company recognizes deferred tax assets and liabilities for future consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as for consolidation procedures affecting net income and tax loss carryforwards which are more-likely-than-not to be utilized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized (see note 9).

The Company has changed its policy to recognize interest and penalties related to its tax positions as interest expense. The nature of the interest and penalties related to its tax position are really based on the obligations of payment and accordingly, should be reflected on the income statement as such. The Company has changed its policy to recognize interest and penalties related to its uncertain tax positions as interest expense based on the nature of these payments as obligations of payment. The prior year financial statements have been adjusted to conform to the current year presentation, resulting in a reclassification of $3,179 from provision for income taxes to interest expense.

(k)         Impairment

The Company reviews the carrying value of its long-lived assets or asset groups with definite useful lives to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying value of an asset to the future net undiscounted cash flows directly

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

associated with the asset. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value exceeds the fair value of the asset. The Company uses a discounted cash flow approach or other methods, if appropriate, to assess fair value.

Long-lived assets to be disposed of by sale are reported at the lower of carrying value or fair value less cost to sell and depreciation is ceased. Long-lived assets to be disposed of other than by sale are considered to be held and used until disposal. No impairment charges were recorded for the years ended December 31, 2018 and 2017.

(l)            Debt Issuance Costs

Debt issuance costs related to a recognized debt liability are presented on the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability. These costs are amortized over the term of the related obligation (see note 7).

(m)      Self-insurance Programs

The Company is partially self-insured for professional, product and general liability, auto liability, and worker’s compensation claims under which the Company assumes responsibility for incurred claims up to predetermined amounts above which third-party insurance applies. Reported balances for the year include estimates of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

(n)         Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o)         Concentration of Credit Risk

The Company is engaged in providing kidney dialysis services, clinical laboratory testing, and other medical ancillary services, and in the manufacture and sale of products for all forms of kidney dialysis, principally to healthcare providers. The Company performs ongoing evaluations of its customers’ financial condition and, generally, requires no collateral.

No single debtor other than U.S. Medicare and Medicaid accounted for more than 10% of total trade accounts receivable in any of these years. Trade accounts receivable are, for a large part, due from government or government-sponsored organizations that are established in the various countries within which we operate.

Approximately 47% and 48% of the Company’s revenues in each of the years ended December 31, 2018 and 2017 were earned and subject to regulations under governmental healthcare programs, Medicare and Medicaid, administered by various states and the United States government.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

(p)         Employee Benefit Plans

For the Company’s funded benefit plans, the defined benefit obligation is offset against the fair value of plan assets (funded status). A pension liability is recognized in the consolidated balance sheets if the defined benefit obligation exceeds the fair value of plan assets. A pension asset is recognized (and reported under “other assets and notes receivables” in the consolidated balance sheets) if the fair value of plan assets exceeds the defined benefit obligation and if the Company has a right of reimbursement against the fund or a right to reduce future payments to the fund. Changes in the funded status of a plan resulting from actuarial gains or losses and prior service costs or credits that are not recognized as components of the net periodic benefit cost are recognized through accumulated other comprehensive loss, net of tax, in the year in which they occur. Actuarial gains or losses and prior service costs are subsequently recognized as components of net periodic benefit cost when realized. The Company uses December 31 as the measurement date when measuring the funded status of all plans.

(q)         Stock Option Plans

The Company recognizes all employee stock based compensation as a cost in the consolidated financial statements. Equity classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes-Merton option pricing model.

(r)           Legal Contingencies

From time to time, during the ordinary course of the Company’s operations, the Company is party to litigation and arbitration and is subject to investigations relating to various aspects of its business (see note 16). The Company regularly analyzes current information about such claims for probable losses and provides accruals for such matters, including the estimated legal expenses in connection with these matters, as appropriate. The Company utilizes its internal legal department as well as external resources for these assessments. In making the decision regarding the need for a loss accrual, the Company considers the degree of probability of an unfavorable outcome and its ability to make a reasonable estimate of the amount of loss.

The filing of a suit or formal assertion of a claim or assessment, or the disclosure of any such suit or assertion, does not necessarily indicate that a loss is probable and an accrual is necessary.

(s)           Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•                  Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•                  Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

•                  Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(3)         Acquisitions and Investments

The Company’s acquisition spending was driven primarily by the purchase of clinics in the normal course of its operations in 2018 and 2017.

The Company accounts for business acquisitions in accordance with ASC 805 referred to as the acquisition method. Determining whether the acquisition method applies to a transaction begins with understanding whether the transaction involves the acquisition of one or more businesses and whether it is a business combination within the scope of the standard. The Company recognizes all of the assets purchased and liabilities assumed of the acquiree, at fair market value on the date of acquisition. Goodwill represents the difference between the fair value of businesses acquired and the fair value of the identifiable tangible and intangible net assets acquired.

For the years ended December 31, 2018 and 2017, the aggregate purchase price of all acquisitions was $146,572 and $340,416, respectively, net of cash acquired. Based on the related purchase price allocations, some of which are preliminary, the Company recorded $206,819 and $340,542 of goodwill, $4,403 and $22,251 of intangible assets, at December 31, 2018 and 2017, respectively, which represent the share of both controlling and noncontrolling interests. Goodwill arose principally due to the fair value of the acquired established streams of future cash flows for these acquisitions versus building similar franchises.

(4)         Other Balance Sheet Items

(a)         Inventories

As of December 31, 2018 and 2017, inventories consisted of the following:

	2018	2017
Inventories:
Raw materials	$145,696	137,299
Manufactured goods in process	12,564	17,139
Manufactured and purchased inventory available for sale	267,185	240,908
	425,445	395,346
Health care supplies	405,992	363,299
Total inventories	$831,437	758,645

Under the terms of certain unconditional purchase agreements, including the Venofer® license, distribution, manufacturing and supply agreement (the Venofer® Agreement) with Luitpold Pharmaceuticals, Inc. and American Regent, Inc., the Company is obligated to purchase approximately

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

$468,406 of materials, of which $238,469 is committed for 2019. The terms of these agreements run one to four years.

Healthcare supplies inventories as of December 31, 2018 and 2017 include $171,728 and $175,539, respectively, of Mircera®. The Company’s exclusive supply agreement for Mircera® was extended in March 2018 and will continue through December 31, 2021.

(b)         Related Party Services

Related party transactions pertaining to services performed and products purchased or sold between affiliates are recorded as accounts payable to related parties on the consolidated balance sheets and cost of health care services, cost of medical supplies and general and administrative expenses on the consolidated statements of income.

(5)         Sale of Accounts Receivable

Under the Accounts Receivable Facility (A/R Facility), certain receivables are sold to NMC Funding Corporation (NMC Funding), a wholly owned subsidiary. NMC Funding then assigns percentage ownership interests in the accounts receivable to certain bank investors. Under the terms of the A/R Facility, NMC Funding retains the right, at any time, to recall all the then outstanding transferred interests in the accounts receivable. Consequently, the receivables remain on the Company’s consolidated balance sheet and the proceeds from the transfer of percentage ownership interests are recorded as long-term debt.

NMC Funding pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. At December 31, 2018, this facility was not utilized by the Company. At December 31, 2017, the interest rate on the utilized borrowings was 1.40%. Refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility.

The Company refinanced the A/R Facility on December 20, 2018 increasing the facility to $900,000 and extending it until December 20, 2021. At December 31, 2017, there are outstanding borrowings under the A/R Facility of $352,202.

(6)         Short Term Borrowings

At December 31, 2018 and 2017, short-term borrowings consisted of the following:

	December 31
	2018	2017
Commercial paper	$14,224	10,924
Total short-term borrowings	$14,224	10,924

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

(7)         Long-Term Debt and Capital Lease Obligations

At December 31, 2018 and 2017, long-term debt and capital lease obligations consisted of the following:

	December 31
	2017	2018
Revolving credit facility	$—	70,000
Amended 2012 Credit Agreement term loan	1,344,444	1,462,221
AR facility	—	352,202
Other(1)	21,533	14,107
	1,365,977	1,898,530
Less amounts classified as current	122,249	122,570
Total long-term debt and capital lease obligations	$1,243,728	1,775,960

(1) Other includes capital lease obligations

The weighted average interest rate for long-term debt outstanding as of December 31, 2018 and 2017 was approximately 3.53% and 2.42%, respectively.

Amended 2012 Credit Agreement

The Company originally entered into a syndicated credit facility of $3,850,000 and a 5-year tenor (the “2012 Credit Agreement”) on October 30, 2012. On November 26, 2014, the 2012 Credit Agreement was amended to increase the total credit facility to approximately $4,400,000 and extend the term for an additional two years until October 30, 2019 (Amended 2012 Credit Agreement). On July 11, 2017, the Company further amended and extended the Amended 2012 Credit Agreement.

As of December 31, 2018, the Amended 2012 Credit Agreement consists of:

(a)         Revolving credit facilities of $900,000 and €600,000 which will be due and payable on July 31, 2022.

(b)         A term loan of $1,350,000, also scheduled to mature on July 31, 2022. Quarterly repayments of $30,000 began on October 31, 2017 with the remaining balance outstanding due on the maturity date.

Interest on the credit facilities is floating at a rate equal to EURIBOR / LIBOR (as applicable) plus an applicable margin. The applicable margin is variable and depends on the Company’s consolidated leverage ratio which is a ratio of its consolidated funded debt less cash and cash equivalents to consolidated EBITDA (as these terms are defined in the Amended 2012 Credit Agreement). At December 31, 2018 and 2017, the dollar-denominated tranches outstanding under the Amended 2012 Credit Agreement had a weighted average interest rate of 3.53% and 2.48%, respectively.

The Amended 2012 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries. Under certain circumstances these covenants limit indebtedness and restrict the creation of liens. Under the Amended 2012 Credit Agreement the Company is required to comply with a

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

maximum consolidated leverage ratio (ratio of consolidated funded debt less cash and cash equivalents to consolidated EBITDA).

The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at December 31, 2018 and 2017:

Amended 2012 Credit Agreement	Maximum amount available December 31, 2018		Balance outstanding December 31, 2018
Revolving credit USD	$900,000	$900,000	$—	$—
Revolving credit EUR	€600,000	684,960	€—	€—
Term loan A	$1,350,000	1,350,000	$1,350,00000	$1,350,0
		$2,934,960		$1,350,000

Amended 2012 Credit Agreement	Maximum amount available December 31, 2017		Balance outstanding December 31, 2017
Revolving credit USD	$900,000	$900,000	$70,000	$70,000
Revolving credit EUR	€600,000	719,580	€—	€—
Term loan A	$1,470,000	1,470,000	$1,470,00000	$1,470,0
		$3,089,580		$1,540,000

In addition, at December 31, 2018 and 2017, the Company had letters of credit outstanding in the amount of $109,254 and $73,006, respectively, which are not included above as part of the balance outstanding at those dates, but which reduce available borrowings under the revolving credit facilities.

The Company had $9,636 and $12,773 of unamortized deferred charges at December 31, 2018 and 2017, recorded in long-term debt and capital lease obligations.

(Receivables) Borrowings from Affiliates

The Company has various outstanding borrowings with KGaA and affiliates. The funds were used for general corporate purposes and acquisitions. The loans are due at various maturities.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

At December 31, 2018 and 2017, (receivables) borrowings from affiliates consisted of the following:

	December 31
	2018	2017
(Receivables) borrowings from affiliates consists of:
Fresenius Medical Care AG & Co. KGaA and FMC DLP receivables primarily at interest rates approximating 1.36% and 1.43%, respectively to be repaid on demand	$(242,086)	(218,615)
RTC Holdings International, Inc. borrowings at interest rates of 2.812% and 1.73%, respectively to be repaid in 2019	13,721	13,515
FMC B LLC borrowings, net of discounts at fixed rates of interest between 5.25% and 5.45% to be repaid at various dates through 2022	1,398,041	1,464,341
NMC/FMC B LLC receivables, net of discounts at a rate of LIBOR plus 1.125% to be repaid in 2022	(3,903)	(3,270)
FMC US Finance borrowings, net of discounts at a rate of LIBOR plus 1.125% to be repaid in 2021	59,253	36,190
FMC Finance II borrowings, net of discounts at a fixed rate of 7.00% to be repaid in 2018	—	408,942
FMC Finance II borrowings, net of discounts at a rate of LIBOR plus 1.125% to be repaid in 2024	70,594	47,381
FMC Finance II borrowings, net of discounts at fixed rates of interest between 4.625% and 5.25% to be repaid at various dates through 2024	950,000	950,000
FMC Malta borrowings at fixed rates of interest between 4.59% and 6.26% to be repaid at various dates through 2026	1,055,521	1,019,521
Receivables from Bank Mendes Gans cash pooling arrangement	(324)	(284,472)
	3,300,817	3,433,533
Less current borrowings from affiliates	802,025	469,838
Less current receivables from affiliates	(242,410)	(503,087)
Total net long-term borrowings from affiliates	$2,741,202	3,466,782

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Scheduled maturities of debt and (receivables) borrowings are as follows:

2019	$693,408
2020	644,868
2021	182,278
2022	1,648,785
2023	203,083
2024 and thereafter	1,308,596
Total	$4,681,018

In September 2014, the Parent Company issued EUR 400,000 of equity neutral convertible bonds, which have a coupon of 1.125% and are due on January 31, 2020. The Company has given an unconditional and irrevocable guarantee for the due payment of interest and principal and additional amounts, if any for these notes. The Company’s payment obligations under this guarantee become automatically due and payable if and when the Parent Company does not make a payment with respect to the notes when such payment is due and payable pursuant to the terms and conditions of such notes.

In July 2018, the Parent Company issued 500,000 euros of notes due in July 2025. As of December 31, 2018, 500,000 euros remained outstanding on such notes. The Company has given an unconditional and irrevocable guarantee for the due payment of interest and principal and additional amounts, if any for these notes. The Company’s payment obligations under this guarantee become automatically due and payable if and when the Parent Company does not make a payment with respect to the notes when such payment is due and payable pursuant to the terms and conditions of such notes.

(8)  Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2017 are as follows:

	December 31
	2018	2017

Carrying value as of beginning period	$12,162,141	11,882,801
Goodwill acquired	206,819	340,542
Divestitures	(785,091)	(61,603)
Other reclassifications	(510)	401
Carrying value as of ending period	$11,583,359	12,162,141

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Other Intangible Assets

At December 31, 2018 and 2017, the carrying value and accumulated amortization of other intangible assets consisted of the following:

	December 31, 2018			December 31, 2017
	Gross carrying value	Accumulated amortization	Carrying value	Gross carrying value	Accumulated amortization	Carrying value
Amortizable intangible assets:
Noncompete agreements	$330,850	(300,195)	30,655	334,519	(296,296)	38,223
Acute care agreements	150,039	(148,913)	1,126	151,969	(148,767)	3,202
License and distribution agreements	127,120	(58,806)	68,314	88,100	(51,437)	36,663
Customer relationship	4,790	(1,492)	3,298	152,720	(55,353)	97,367
Technology	102,450	(80,589)	21,861	102,450	(73,643)	28,807
Other intangibles	210,480	(145,908)	64,572	167,026	(115,181)	51,845
Tradename	16,518	(7,478)	9,040	16,544	(5,894)	10,650
Construction in progress	84,060	—	84,060	27,840	—	27,840
	1,026,307	(743,381)	282,926	1,041,168	(746,571)	294,597
Nonamortizable intangible assets:
Tradename	209,734	—	209,734	209,734	—	209,734
	209,734	—	209,734	209,734	—	209,734
Net intangibles	$1,236,041	(743,381)	492,660	1,250,902	(746,571)	504,331

Amortization expense for amortizable intangible assets for the years ended December 31, 2018 and 2017 was $62,155 and $83,226, respectively. The following table shows the estimated amortization expense of amortizable intangible assets for the next five years:

2019	$68,200
2020	68,200
2021	68,200
2022	68,200
2023	68,200
Total	$341,000

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(9)  Income Taxes

Income (loss) before income taxes is as follows:

	Year ended December 31
	2018	2017
Domestic	$2,327,704	1,979,916
Foreign	(9,655)	(67,667)
Total income before income taxes	$2,318,049	1,912,249

The provisions for income taxes are as follows:

	2018	2017
Current tax expense:
Federal	$202,861	451,669
State	82,935	107,830
Foreign	6,246	886
Total current	292,042	560,385
Deferred tax (benefit) expense:
Federal	149,530	(150,543)
State	12,961	(5,311)
Foreign	(3,033)	(51)
Total deferred tax (benefit) expense	159,458	(155,905)
Total provision	$451,500	404,480

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

The provision for income taxes for the years ended December 31, 2018 and 2017 differed from the amount of income taxes determined by applying the applicable statutory federal income tax rate to pre-tax earnings as a result of the following differences:

	Year ended December 31
	2018	2017
Statutory federal tax rate	21.0%	35.0%
State income taxes, net of federal tax benefit	3.3	3.5
Provision for tax audit liability	0.2	0.2
Noncontrolling partnership interests	(2.4)	(5.4)
Tax reform rate adjustment	(1.8)	(13.3)
Foreign losses and taxes	—	1.0
Manufacturing deduction	—	(0.5)
Other	(0.8)	0.6
Effective tax rate	19.5%	21.1%

Tax Reform

On December 22, 2017, the President signed into law the tax legislation known as the Tax Cuts and Jobs Act (the 2017 Tax Act). Consistent with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 118, the Company completed its analysis of certain aspects of the 2017 Tax Act in the prior year and recorded provisional amounts for those items for which the accounting was not complete as of December 31, 2017. The US tax legislation significantly altered the tax landscape by reducing the corporate federal tax rate to 21% from 35% effective January 1, 2018, and shifting to a partial territorial tax system versus a worldwide system among other changes. Deferred tax assets and liabilities expected to reverse in 2018 and beyond have been remeasured using the corporate income tax rate that was enacted on the balance sheet date and will apply for future financial years. For the year ended December 31, 2017, the remeasurement of deferred tax assets and liabilities resulted in a deferred tax benefit of $254,946, which was recognized in tax expense affecting profit and loss. As of December 31, 2018, the Company has completed its analysis of these provisional items and recorded an additional deferred tax benefit of $41,778 which has been recognized in the tax expense effecting profit and loss.

DLP Contribution

The results of the Company’s operations are included in Fresenius Medical Care Holdings Delaware Ltd Partnership (DLP) consolidated U.S. and federal, state and local income tax returns.

DLP has generated net operating losses (NOLs) in prior years which were utilized by other Fresenius Medical Care North America entities within the consolidated income tax return. The utilization of the losses within the FMCH group has been reflected within income taxes payable. DLP elected to contribute the cumulative amount of tax benefit for the utilization of DLP losses to FMCH in the form of an in-kind equity contribution, because DLP was profitable, a deemed distribution of capital of $1,872 for the year ended December 31, 2018 was made.

For 2017, FMCH contributed $247,264 in the form of an in-kind equity contribution.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Deferred tax liabilities (assets) are comprised of the following:

	December 31
	2018	2017
Reserves and other accrued liabilities	$84,635	(42,006)
Depreciation and amortization	555,272	506,637
Pension valuation	(624)	5,756
Stock based compensation expense	(14,601)	(13,541)
Net deferred tax liabilities	$624,682	456,846

The Company has established valuation allowances for deferred tax assets of $5,446 and $6,942 at December 31, 2018 and 2017, respectively.

The net increase (decrease) in the valuation allowance for deferred tax assets was ($1,496) and $2,151 for the years ended December 31, 2018 and 2017, respectively. The aforementioned changes relate to activities incurred in state and foreign jurisdictions.

It is the Company’s expectation that it is more likely than not to generate future taxable income to utilize its remaining deferred tax assets.

At December 31, 2018, there are federal net operating loss carryovers of $56,281, expiring between 2027 through 2038. In addition, there is a Federal Tax Credit of $1,270, which will expire in 2020. State net operating loss carryovers are $224,593 with varying expiration dates. The Net Operating Loss (NOL) utilization is contingent upon the Company’s ability to generate future income.

The tax years 2015, 2016, and 2017 are open to audit by the federal government. The Company is also subject to audit in various state jurisdictions. All expected results for both federal and state income tax audits have been recognized in the consolidated financial statements.

The following table shows the reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	2018	2017
Unrecognized tax benefits (net of interest):
Balance at January 1	$20,422	20,319
Increases in unrecognized tax benefits prior periods	10,484	3,686
Decreases in unrecognized tax benefits prior periods	(158)	(1,426)
Changes related to settlements with tax authorities	(1,669)	(2,157)
Balance at December 31	$29,079	20,422

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

Included in the balance are $40,444 and $26,452 of unrecognized tax benefits at December 31, 2018 and 2017, respectively, which would affect the effective tax rate if recognized. The Company is currently not in a position to forecast the timing and magnitude of changes in the unrecognized tax benefits within the next twelve months.

During the year ended December 31, 2018, the Company recognized $3,228 of interest expense and $2,073 of penalties. The Company incurred $2,296 of interest expense and $883 of penalties for the year ended December 31, 2017.

(10)  Property, Plant and Equipment

As of December 31, 2018 and 2017, property, plant and equipment consisted of the following:

	December 31
	2018	2017
Land and land improvements	$5,850	6,059
Buildings	247,435	214,772
Capital lease property	7,300	13,297
Leasehold improvements	2,556,677	2,347,789
Equipment and furniture	2,480,044	2,389,748
Construction in progress	373,527	380,728
	5,670,833	5,352,393
Accumulated depreciation and amortization	(3,117,548)	(2,954,124)
Property, plant and equipment, net	$2,553,285	2,398,269

Depreciation expense relating to property, plant and equipment (including capital lease property) amounted to $448,069 and $425,391 for the years ended December 31, 2018 and 2017, respectively.

Included in property, plant and equipment as of December 31, 2018 and 2017 were $180,773 and $151,739, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis.

Leases

The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2047. Rental expense for operating leases was $740,477 and $690,078 for the years ended December 31, 2018 and 2017, respectively. Amortization of properties under capital leases amounted to $878 and $955 for the years ended December 31, 2018 and 2017, respectively.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

Future minimum payments under noncancelable leases (principally for clinics, offices and equipment) for the five years succeeding December 31, 2018 and thereafter are as follows:

	Operating leases	Capital leases	Total
2019	$729,447	645	$730,092
2020	705,958	454	706,412
2021	632,540	309	632,849
2022	554,625	360	554,985
2023	462,127	387	462,514
2024 and beyond	1,948,365	7,002	1,955,367
Total minimum payments	$5,033,062	9,157	$5,042,219
Less interest		5,804
Present value of minimum lease payments ($319 payable in 2018)		$3,353

Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expenses. Options to purchase are also included in some lease agreements, particularly capital leases.

(11)    Pension and Other Post Retirement Benefits

(a)   National Medical Care, Inc. Defined Benefit Pension Plan

The Company has a noncontributory, defined benefit pension plan (NMC plan). Each year the Company contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. Plan assets consist primarily of publicly traded common stock, fixed income securities and cash equivalents.

In 2002, the Company curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the NMC plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. The Company contributed $50,000 for the year ended December 31, 2018. The Company did not make any contribution for the year ended December 31, 2017. There is no minimum funding requirement in 2019.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

The following table shows the changes in benefit obligations, the changes in plan assets, and the funded status of the NMC plan:

	Year ended December 31
	2018	2017
Change in benefit obligation:
Benefit obligation at beginning of year	$456,279	422,101
Service cost	4,573	5,853
Interest cost	17,628	18,597
Actuarial (gain) loss	(31,017)	27,536
Benefits paid	(18,812)	(17,808)
Benefit obligation at end of year	428,651	456,279
Change in plan assets:
Fair value of plan assets at beginning of year	349,186	344,233
Actual return on plan assets	(16,853)	22,761
Employer contribution	50,000	—
Benefits paid	(18,812)	(17,808)
Fair value of plan assets at end of year	363,521	349,186
Funded status at year-end	$(65,130)	(107,093)

The pension liability recognized as of December 31, 2018 and 2017, is equal to the amount shown as 2018 and 2017 funded status at end of year in the preceding table and is recorded as a component of “other liabilities” in the consolidated balance sheets.

The accumulated benefit obligation for the NMC plan was $422,523 and $448,570 at December 31, 2018 and 2017, respectively.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

The pre-tax changes in the table below for 2018 and 2017 reflect actuarial (gains) losses in other comprehensive income relating to pension liabilities.

Actuarial (gains) losses
Adjustments related to pensions at December 31, 2016	$173,540

Actuarial loss for year	24,853
Amortization of unrealized losses	(18,535)
Amortization of prior service credit	118
Adjustments related to pensions at December 31, 2017	179,976
Actuarial loss for year	6,172
Amortization of unrealized losses	(19,113)
Amortization of prior service credit	118
Adjustments related to pensions at December 31, 2018	$167,153

The actuarial loss expected to be amortized from other comprehensive income into net periodic pension cost over the next year is $17,805.

The following weighted average assumptions were utilized in determining benefit obligations as of December 31:

	2018	2017
Discount rate	4.48%	3.94%
Rate of compensation increase	3.50	3.50

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

The NMC plan net periodic benefit costs are comprised of the following components:

	2018	2017
Components of net periodic benefit cost:
Service cost	$4,573	5,853
Interest cost	17,628	18,597
Expected return on plan assets	(20,337)	(20,078)
Amortization of unrealized losses	19,113	18,535
Amortization of prior service credit	(118)	(118)
Net periodic benefit cost	$20,859	22,789

The discount rates for the NMC plan are derived from an analysis and comparison of yields of portfolios of equity and highly rated debt instruments with maturities that mirror the NMC plan’s benefit obligation. The Company’s discount rate is the weighted average of these plans based upon their benefit obligations at December 31, 2018. The following weighted average assumptions were used in determining net periodic benefit cost for the years ended December 31:

	2018	2017
Discount rate	3.94%	4.47%
Expected return on plan assets	6.00	6.00
Rate of compensation increase	3.50	3.50

Expected benefit payments for the NMC plan for the next five years and in the aggregate for the five years thereafter are as follows:

2019	$21,415
2020	22,476
2021	23,488
2022	24,428
2023	25,364
2024 through 2028	135,658

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

(i)   Plan Assets

The following table presents the fair values of the Company’s pension plan assets at December 31, 2018 and 2017:

		Fair value measurements at			Fair value measurements at
		December 31, 2018			December 31, 2017
		Quoted prices in active markets for identical assets	Significant observable inputs		Quoted prices in active markets for identical assets	Significant observable inputs
	Total	Level 1	Level 2	Total	Level 1	Level 2
Asset category:
Equity investments:
Index funds [1]	$88,987	2,258	86,729	86,115	(399)	86,514
Fixed income investments:
Government securities [2]	10,580	10,167	413	6,379	5,881	498
Corporate bonds [3]	213,543	—	213,543	238,939	—	238,939
Other bonds [4]	4,027	—	4,027	4,635	—	4,635
U.S. Treasury money market funds [5]	46,384	46,384	—	13,118	13,118	—
Total	$363,521	58,809	304,712	349,186	18,600	330,586

1    This category comprises low-cost equity index funds not actively managed that track the S&P 500, S&P 400, Russell 2000, MSCI Emerging Markets Index and the Morgan Stanley International EAFE Index.

2     This category comprises fixed income investments by the U.S. government and government sponsored entities.

3    This category primarily represents investment grade bonds of U.S. issuers from diverse industries.

4    This category comprises private placement bonds as well as collateralized mortgage obligations.

5    This category represents funds that invest in U.S. treasury obligations directly or in U.S. treasury-backed obligations.

The methods and inputs used to measure the fair value of plan assets at the balance sheet date are as follows:

Common stocks are valued at their market prices.

Index funds are valued based on market quotes.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Government bonds are valued based on both market prices and market quotes.

Corporate bonds and other bonds are valued based on market quotes.

Cash is stated at nominal value which equals the fair value.

U.S. Treasury money market funds as well as other money market and mutual funds are valued at their market price.

(ii)  Plan Investment Policy and Strategy

The Company periodically reviews the assumption for long-term expected return on pension plan assets. As part of the assumptions review, a range of reasonable expected investment returns for the pension plan as a whole was determined based on an analysis of expected future returns for each asset class weighted by the allocation of the assets. The range of returns developed relies both on forecasts, which include the actuarial firm’s expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class.

The Company´s overall investment strategy is to achieve a mix of approximately 99% of investments for long-term growth and income and 1% in cash or cash equivalents. Investment income and cash or cash equivalents are used for near-term benefit payments. Investments are governed by the plan investment policy and include well diversified index funds or funds targeting index performance.

The plan investment policy, utilizing a revised target investment allocation in a range around 26% equity and 74% fixed income investments, considers that there will be a time horizon for invested funds of more than five years. The total portfolio will be measured against a custom index that reflects the asset class benchmarks and the target asset allocation. The plan investment policy does not allow investments in securities of the Company or other related party securities. The performance benchmarks for the separate asset classes include: S&P 500 Index, S&P 400 Mid-Cap Index, Russell 2000 Index, MSCI EAFE Index, MSCI Emerging Markets Index, Barclays Capital Long-Corporate Bond Index, Bloomberg Barclays U.S. Corporate High Yield Index, and Bloomberg Barclays U.S. High Yield Fallen Angel 3% Capped Index.

(b)  Supplemental Executive Retirement Plan

The Company’s supplemental executive retirement plan provides certain key executives with benefits in excess of normal pension benefits. During the first quarter of 2002, FMCH curtailed its supplemental executive retirement plan. The projected benefit obligation was $16,202 and $17,057 at December 31, 2018 and 2017, respectively. Pension expense for this plan, for the years ended December 31, 2018 and 2017 was $1,596 and $1,535, respectively. The Company has recorded $3,612 and $4,819 to accumulated other comprehensive loss to recognize the additional liability for this plan at December 31, 2018 and 2017, respectively. The Company contributed $1,245 and $1,251 to this plan during 2018 and 2017, respectively. Expected funding for 2019 is $1,243.

The pension liability recognized as of December 31, 2018 and 2017 of $16,202 and $17,057, respectively, includes a current portion of $1,216 and $1,201, respectively, which is recognized as a

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

current liability in the line item accrued liabilities within the consolidated balance sheets. The noncurrent portion of $14,986 and $15,856 as of December 31, 2018 and 2017, respectively, is recorded as noncurrent pension liability in other liabilities within the consolidated balance sheets.

The Company does not provide any post-retirement benefits to its employees other than those provided under its NMC plan and supplemental executive retirement plan.

(c)  Defined Contribution Plans

Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $18.5 if under 50 years old ($24.5 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee’s pay. The Company’s total expense under this defined contribution plan for the years ended December 31, 2018 and 2017 was $63,620 and $55,069, respectively.

(12) Noncontrolling Interests Subject to Put Provisions

The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners’ discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners’ noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

At December 31, 2018 and 2017, the Company’s potential obligations under these put options are $975,092 and $1,048,670, respectively, of which, at December 31, 2018 and 2017, $602,445 and $521,423 were exercisable. Put options were exercised for a total consideration of $23,146 and $117,529 in the years ended December 31, 2018 and 2017, respectively.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

The following is a rollforward of noncontrolling interests subject to put provisions for the years ended December 31, 2018 and 2017:

	2018	2017
Beginning balance	$1,048,670	1,260,447
Dividends paid	(161,466)	(182,631)
Net (purchase) sale of noncontrolling interests	25,298	(40,770)
Contributions from noncontrolling interests	24,379	16,713
Changes in fair value of noncontrolling interests	(124,233)	(182,761)
Net income attributable to NCI interests subject to put options	162,444	177,672
Ending balance	$975,092	1,048,670

(13) Equity

(a)   Common Stock

The Company did not purchase any shares of its common stock in 2018. The Company repurchased 3,375,000 shares of its common stock from DLP at a total cost of $807,435 in 2017. As of December 31, 2018, the Company had 83,985,000 shares of common stock outstanding.

(b)   Preferred Stock

In July, 2017, the Company repurchased 189,623 shares of its class C preferred stock and 2,100,000 shares of its class F preferred stock from DLP at a total cost of $77,775 and $541,508, respectively. As of December 31, 2018, the Company had 750,940 shares of class C preferred stock and 2,653,560 shares of class E preferred stock outstanding, respectively, and no shares of class F preferred stock outstanding. The Company has authorized 2,100,000 shares of class F preferred stock.

At December 31, 2018 and 2017, the components of the Company’s preferred stock as presented in the consolidated balance sheets consisted of the following:

	December 31
	2018	2017
Preferred stock $1.00 par value:
Class C; authorized shares: 5,000,000 outstanding shares: 750,940 in 2018 and 2017	$187,735	187,735
Class E; authorized shares: 2,653,560 outstanding shares: 2,653,560 in 2018 and 2017	663,390	663,390
Total preferred stock	$851,125	851,125

(c)   Stock Options

In connection with its stock option program, the Company incurred compensation expense of $12,781 and $18,158 for the years ended December 31, 2018 and 2017, respectively. The Company also

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

recorded a related deferred income tax asset/(liability) of $1,045 and $(2,624) for the years ended December 31, 2018 and 2017, respectively.

On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 (2011 SOP) was established by resolution of KGaA’s Annual General Meeting. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s Management and supervisory boards, forms the Company’s Long-Term Incentive Program (LTIP 2011). Under the LTIP 2011, participants were granted awards, which consisted of a combination of stock options and phantom stocks. The final grant under the LTIP 2011 was made in December 2015. Awards under the LTIP 2011 are subject to a four-year vesting period. Vesting of the awards granted is subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share.

Stock options granted under the LTIP 2011 have an eight-year term and can be exercised for the first time after a four-year vesting period. The exercise price of stock options granted under the LTIP 2011 shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company’s shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the LTIP 2011 to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Stock options under the LTIP 2011 are not transferable by a participant or a participant’s heirs, and may not be transferred, pledged, assigned, or disposed of otherwise.

The table below provides reconciliations for options outstanding at December 31, 2018, as compared to December 31, 2017.

		Weighted
		average
	Options	exercise price
	(In thousands)
Ordinary shares:
Balance at December 31, 2016	4,042	$66.88
Granted	—	—
Exercised	(573)	57.54
Forfeited	(286)	77.98
Balance at December 31, 2017	3,183	75.67
Granted	—	—
Exercised	(558)	58.12
Forfeited	(50)	83.74
Balance at December 31, 2018	2,575	79.31

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

The following table provides a summary of fully vested options outstanding and exercisable for ordinary shares at December 31, 2018:

Fully vested outstanding and exercisable options
Weighted
		average	Weighted
		remaining	average	Aggregate
	Number	contractual	exercise	intrinsic
	of options	life in years	price	value
(In thousands)

Options for ordinary shares	781	2.95	58.82	4,709

At December 31, 2018, there is $1,801 of total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted average period of 1.0 year.

During the years ended December 31, 2018 and 2017, the Parent Company received cash of $33,418 and $31,029, respectively, from the exercise of stock options. The intrinsic value of options exercised for the years ended December 31, 2018 and 2017 were $17,729 and $22,345, respectively. The Company recorded a related tax benefit of $4,611 and $8,815 for the years ended December 31, 2018 and 2017, respectively.

(d)         Fair Value Information

The Company used a binomial option-pricing model in determining the fair value of the awards under the 2011 SOP. Option valuation models require the input of subjective assumptions including expected stock price volatility. The Company’s assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries. Expected volatility is based on historical volatility of the Company’s shares. To incorporate the effects of expected early exercise in the model, an early exercise of vested options was assumed as soon as the share price exceeds 155% of the exercise price. The Company’s stock options have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option.

(e)          Subsidiary Stock Incentive Plans

In 2014, the Company established two subsidiary stock incentive plans for the acquisitions of Sound and National Cardiovascular Partners. The Company divested its controlling interest in Sound on June 28, 2018, see note 17 for information. Compensation expense associated with the Sound subsidiary stock incentive plan was $10,698 and $32,419 for the years ended December 31, 2018 and 2017, respectively. The remaining subsidiary stock incentive plan related to National Cardiovascular Partners is immaterial to the Company.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

(f)            Long-term Incentive Plan 2016

As of May 11, 2016, the issuance of stock options and phantom stocks under the FMC AG & Co. KGaA LTIP 2011 is no longer possible. In order to continue to enable the members of the senior management, comprising of the members of the Management Board, the members of the management boards of affiliated companies and managerial staff members to adequately participate in the long-term, sustained success of KGaA, the Management Board and the supervisory board of Management AG have approved and adopted the FMC-AG & Co. KGaA Long-Term Incentive Plan 2016 (LTIP 2016) as a successor program effective January 1, 2016.

The LTIP 2016 is a variable compensation program with long-term incentive effects. Pursuant to the LTIP 2016, the plan participants may be granted so-called Performance Shares annually or semiannually during 2016 to 2018. Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as the KGaA’s share price development.

For members of the Management Board, the Supervisory Board will, in due exercise of its discretion and taking into account the individual responsibility and performance of each Management Board member, determine an initial value for each grant for any awards to Management Board members. For plan participants other than the members of the Management Board, such determination will be made by the Management Board. The initial grant value is determined in the currency in which the respective participant receives their base salary at the time of the grant. In order to determine the number of Performance Shares each plan participant receives, their respective grant value will be divided by the value per Performance Share at the time of the grant, which is mainly determined based on the average price of the Company’s shares over a period of thirty calendar days prior to the respective grant date. The number of granted Performance Shares may change over the performance period of three years, depending on the level of achievement of the following: (i) revenue growth, (ii) growth in net income attributable to shareholders of FMC-AG & Co. KGaA (net income growth) and (iii) return on invested capital (ROIC) improvement.

Revenue, net income and ROIC are determined according to International Financial Reporting Standards (IFRS) in euro based on full year results. Revenue growth and net income growth, for the purpose of this plan, are determined at constant currency.

An annual target achievement level of 100% will be reached for the revenue growth performance target if revenue growth is 7% in each individual year of the three-year performance period; revenue growth of 0% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in the case of revenue growth of at least 16%. If revenue growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

An annual target achievement level of 100% for the net income growth performance target will be reached if net income growth is 7% in each individual year of the three-year performance period. In the case of net income growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of net income growth of at least 14%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

With regard to ROIC improvement, an annual target achievement level of 100% will be reached if the target ROIC as defined for the respective year is reached. In 2016, the target ROIC was 7.3% and will increase by 0.2% each subsequent year until 2020. A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the respective year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. The degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the annual ROIC target achievement level in the third year of a performance period is equal or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year is deemed to be achieved for all years of the respective performance period.

The achievement level for each of the three performance targets will be weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level of overall target achievement over the three-year performance period will then be determined on the basis of the mean of these three average yearly target achievements. The overall target achievement can be in a range of 0% to 200%.

The number of Performance Shares granted to the plan participants at the beginning of the performance period will each be multiplied by the level of overall target achievement in order to determine the final number of Performance Shares.

The final number of Performance Shares is generally deemed earned four years after the day of a respective grant (the vesting period). The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty days prior to the lapse of this four-year vesting period. The respective resulting amount will then be paid to the plan participants as cash compensation.

During 2018, FMCH awarded 419,868 Performance Shares at a measurement date weighted average fair value of $59.53 each and a total fair value of $24,994, which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

During 2017, FMCH awarded 407,393 Performance Shares at a measurement date weighted average fair value of $100.02 each and a total fair value of $40,747, which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

(14)  Financial Instruments

Nonderivative Financial Instruments

The following table presents the carrying amounts and fair values of the Company’s nonderivative financial instruments at December 31, 2018 and 2017:

	December 31, 2018		December 31, 2017
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Nonderivatives:
Assets:
Cash, cash equivalents and restricted cash	$1,848,042	1,848,042	634,200	634,200
Trade accounts receivable	1,919,956	1,919,956	2,056,569	2,056,569
Receivables from affiliates	242,410	242,410	503,087	503,087
Available for sale financial assets(1)	292,495	292,495	22,379	22,379
Long term notes receivable (2)	—	—	1,296	1,296

Liabilities:
Accounts payable	408,891	408,891	429,242	429,242
Current borrowings from affilitates	802,025	802,025	469,838	469,838
Short term borrowings	14,224	14,224	10,924	10,924
Capital lease obligations and other debts, excluding Amended 2012 Senior Credit Agreement	21,533	21,533	366,309	366,309

Amended 2012 Senior Credit Agreement	1,344,444	1,338,286	1,532,221	1,524,737

Borrowings from affiliates	2,741,202	2,741,202	3,466,782	3,466,782
Noncontrolling interests subject to put provisions	975,092	975,092	1,048,670	1,048,670

(1)             Amounts included in the consolidated balance sheet under short-term investments and long-term investments captions.

(2)             Amounts included in the consolidated balance sheet under other assets and deferred charges caption.

The carrying amounts in the table are included in the consolidated balance sheets under the indicated captions.

The significant methods and assumptions used in estimating the fair values of financial instruments are as follows:

Cash, cash equivalents and restricted cash are stated at nominal value which equals the fair value.

Short-term financial instruments such as accounts receivable, accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

The fair value of available for sale financial assets quoted in an active market is based on price quotations at the period-end date.

The valuation of the long-term notes receivable is determined using significant unobservable inputs (Level 3). It is valued using a constructed index based upon similar instruments with comparable credit ratings, terms, tenor, interest rates that are within the Company’s industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value.

The fair values of the long-term debt are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

The valuation of the noncontrolling interests subject to put provisions is determined using significant unobservable inputs (Level 3). See note 12 for a discussion of the Company’s methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

Currently, there is no indication that a decrease in the value of the Company’s financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are not considered necessary.

(15)    Derivative Financial Instruments

The Company is exposed to risk from changes in foreign exchange rates. In order to manage the risk of currency exchange rate fluctuations, the Company enters into various hedging transactions with highly rated financial institutions as authorized by the Parent Company. On a quarterly basis an assessment of the Company’s counterparty credit risk is performed, which the Company considers to be low. The Company does not use financial instruments for trading purposes.

The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

The table below summarizes the derivative financial instruments pre-tax and after-tax effect on accumulated other comprehensive I in equity for the years ended December 31, 2018 and 2017:

	Year ended December 31
	2018	2017
Forecasted raw material product purchases and other obligations:
Pre-tax gain	$(775)	(2,533)
After-tax gain	(569)	(1,534)

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

The Company enters into forward rate agreements that are designated and effective as hedges of forecasted raw material purchases and other obligations. After-tax gains and losses are deferred in other comprehensive income and are reclassified into cost of medical supplies in the period during which the hedged transactions affect earnings. All deferred amounts are reclassified into earnings within the next twelve months. The Company also enters into derivative contracts which do not qualify for hedge accounting but are utilized for economic hedges. The change in value of the economic hedge is recorded in the income statement.

(a)   Foreign Currency Contracts

The Company uses foreign exchange contracts as a hedge against foreign exchange risks associated with the settlement of foreign currency denominated payables and firm commitments. At December 31, 2018 and 2017, the Company had outstanding foreign currency contracts for the purchase of Euros (EUR) totaling 46,645 and 39,950, respectively, contracts for the purchase of 522,000 and 480,000 Mexican pesos, respectively, and contracts for the sale of 13,100 and 3,500 Canadian dollars, respectively. The contracts outstanding at December 31, 2018 include forward contracts for purchase of EUR at rates ranging from $1.161 to $1 .567 per EUR, forward contracts for the purchase of Mexican pesos at rates ranging from $19.700 to $20.656 per Mexican peso, and outright sale contracts for Canadian dollars at rates ranging from $1 .284 to $1 .294 per Canadian dollar. All contracts are for periods between January 2019 and February 2020.

The fair value of currency contracts are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account the current exchange rates and the current creditworthiness of the counterparties in addition to the Company’s own nonperformance risk. At December 31, 2018, the Company would have received approximately $480 to terminate these contracts. At December 31, 2017, the Company would have paid approximately $1,282 to terminate these contracts.

(b)   Currency Exchange Agreements

Periodically, the Company enters into derivative instruments with related parties to form a natural hedge for currency exchange rate exposures on intercompany obligations. These instruments are reflected in the consolidated balance sheets at fair value with changes in fair value recognized in earnings. Pre-tax losses (gains) recorded in the consolidated statements of income for the years ended December 31, 2018 and 2017 were $124,306 and $(405,497), respectively. After-tax losses (gains) in the consolidated statements of income for the years ended December 31, 2018 and 2017 were $91,986 and $(243,298), respectively.

(i)    $682,500 Currency Exchange Agreement

On February 3, 2011, the Company entered into a currency exchange agreement with DLP with a notional principal amount of $682,500 and a Euro amount with equal market value applying the market foreign exchange rate at the time the exchange agreement was entered into. The currency exchange agreement requires that at each periodic settlement date, DLP is obligated to pay to FMCH, Euro interest on the Euro equivalent of $682,500. Conversely, at the periodic settlement date, FMCH is obligated to pay DLP, the interest on $682,500 in U.S. dollars.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

Upon maturity (February 15, 2021), DLP is obligated to pay to FMCH, the Euro equivalent of $682,500 converted at the spot rate and FMCH will pay to DLP the final settlement amount of $682,500.

This instrument is reflected in other liabilities within the consolidated balance sheets at fair value at the reporting date with changes in fair value recognized in earnings. At December 31, 2018 and 2017, the fair value of the derivative liability was $99,410 and $67,130, respectively.

(ii)   FMC Finance II Currency Exchange Agreements

On January 26, 2012, the Company entered into three currency exchange agreements with Fresenius Medical Care US Finance II, Inc. (FMC Finance II) with notional principal amounts of $800,000, $700,000, and $105,000 U.S. dollars, and an equivalent Euro amount based on the foreign exchange rate at the time the exchange agreements were entered into. The currency exchange agreement requires that at each periodic settlement date, FMC Finance II is obligated to pay to FMCH, Euro interest on the Euro equivalent of notional principal amounts. Conversely, at the periodic settlement date, FMCH is obligated to pay FMC Finance II, the interest on notional principal amounts in U.S. dollars.

Upon maturity (July 2019, January 2022, and July 2019, respectively), FMC Finance II is obligated to pay to FMCH, the Euro equivalent of the notional principal amount converted at the spot rate and FMCH will pay to FMC Finance II the final settlement amount of the notional principal amount.

This instrument is reflected in accrued liabilities and other liabilities within the consolidated balance sheets at fair value at the reporting date with changes in fair value recognized in earnings. At December 31, 2018 and 2017, the fair value of the derivative liability was $162,699 and $70,740, respectively.

The following table shows the Company’s derivatives at December 31, 2018 and 2017:

	2018		2017
	Assets (1)	Liabilities (1)	Assets (1)	Liabilities (1)
Current:
Foreign currency contracts	$932	110,320	637	1,942
Noncurrent:
Foreign currency contracts	—	152,269	—	137,847
Total	$932	262,589	637	139,789

(1)                  At December 31, 2018 and 2017, the valuation of the Company’s derivatives was determined using Significant Other Observable inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP. Derivative instruments are marked to market each reporting

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FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

period resulting in carrying amounts being equal to fair values at each reporting date with the changes in fair value recognized in earnings.

The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in other current assets in the consolidated balance sheets while the current portion of those indicated as liabilities are included in other current liabilities. The noncurrent portions indicated as assets or liabilities are included in the consolidated balance sheets in other assets or other liabilities, respectively.

The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency.

The Company includes its own credit risk when measuring the fair value of derivative financial instruments.

(iii) The Effect of Derivatives on the Consolidated Financial Statements

				Amount of gain (loss)
	Amount of gain			reclassified from OCI in
	recognized in OCI on		Location of gain (loss)	income (effective portion)
	derivatives (effective portion)		reclassified from	for the twelve months ended
	December 31		OCI in income	December 31
	2018	2017	(effective portion)	2018	2017
Foreign currency contracts	$123	3,583	Cost of medical supplies	$652	(1,050)
	$123	3,583		$652	(1,050)

The Company expects to reclassify $277 of losses from other comprehensive income into earnings within the next twelve months.

At December 31, 2018, the Company had foreign currency contracts with maturities of up to 14 months.

(16)  Legal Proceedings

Legal and Regulatory Matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

On February 15, 2011, a whistleblower (relator) action under the False Claims Act against the Company was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator’s complaint, which was first filed under seal in February 2009, alleged that the Company sought and received reimbursement from government payors for serum ferritin and multiple forms of hepatitis B laboratory tests that were medically unnecessary or not properly ordered by a physician. Discovery on the relator’s complaint closed in May 2015. Although the United States initially declined to intervene in the case, the government subsequently changed position. On April 3, 2017, the court allowed the government to intervene with respect only to certain hepatitis B surface antigen tests performed prior to 2011, when Medicare reimbursement rules for such tests changed. The court has subsequently rejected government requests to conduct new discovery and to add counts to its complaint-in-intervention that would expand upon the relator’s complaint, but has allowed the Company to take discovery against the government as if the government had intervened at the outset.

Personal injury litigation involving the Company’s acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012 and was substantially resolved by settlement agreed in principle in February 2016 and consummated in November 2017. Remaining individual personal injury cases do not present material risk.

The Company’s affected insurers agreed to the settlement of the acid concentrate personal injury litigation and funded $220,000 of the settlement fund under a reciprocal reservation of rights encompassing certain coverage issues raised by insurers and the Company’s claims for indemnification of defense costs. The Company accrued a net expense of $60,000 in connection with the settlement, including legal fees and other anticipated costs.

Following entry into the settlement, the Company’s insurers in the AIG group and the Company each initiated litigation against the other relating to the AIG group’s coverage obligations under applicable policies. In the coverage litigation, the AIG group seeks to be indemnified by the Company for a portion of its $220,000 outlay; the Company seeks to confirm the AIG group’s $220,000 funding obligation, to recover defense costs already incurred by the Company, and to compel the AIG group to honor defense and indemnification obligations, if any, required for resolution of cases not participating in the settlement. As a result of decisions on issues of venue, the coverage litigation is proceeding in the New York state trial court for Manhattan. (National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County)).

Four institutional plaintiffs filed complaints against the Company or its affiliates under state deceptive practices statutes resting on certain background allegations common to the GranuFlo®/NaturaLyte® personal injury litigation, but seeking as remedy the repayment of sums paid to the Company attributable to

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

the GranuFlo®/NaturaLyte® products. These cases implicate different legal standards, theories of liability and forms of potential recovery from those in the personal injury litigation and their claims were not extinguished by the personal injury litigation settlement described above. The four plaintiffs were the Attorneys General for the States of Kentucky, Louisiana and Mississippi and the commercial insurance company Blue Cross Blue Shield of Louisiana in its private capacity. State of Mississippi ex rel. Hood, v. Fresenius Medical Care Holdings, Inc., No. 14-cv-152 (Chancery Court, DeSoto County); State of Louisiana ex re. Caldwell and Louisiana Health Service & Indemnity Company v. Fresenius Medical Care Airline, 2016 Civ. 11035 (U.S.D.C. D. Mass.); Commonwealth of Kentucky ex rel. Beshear v. Fresenius Medical Care Holdings, Inc. et al., No. 16-CI-00946 (Circuit Court, Franklin County). On February 12, 2019, agreement was reached to settle and resolve Kentucky’s claims in Beshear in exchange for the Company’s payment of $10,300 and the case has been dismissed. On April 1, 2019, agreement was reached to settle and resolve Mississippi’s claims in Hood for $15,700 and activity has ceased in that case pending the court’s expected approval. The Caldwell and Blue Cross Louisiana cases remain unresolved and are proceeding together in federal court in Boston but are subject to undecided motions for severance and remand. There is no trial date in either case.

On September 6, 2018, a special-purpose entity organized under Delaware law for the purpose of pursuing litigation filed a Pure Bill of Discovery in a Florida county court seeking discovery from the Company related to the personal injury settlement, but no other relief. MSP Recovery Claims Series LLC v. Fresenius Medical Care Holdings, No. 2018-030366-CA-01 (11th Judicial Circuit, Dade County, Florida). The Pure Bill was thereafter removed to federal court and transferred into the multidistrict Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation in Boston. No.1:13-MD-02428-DPW (D. Mass. 2013). On March 12, 2019, plaintiff amended its Pure Bill by filing a complaint claiming rights to recover monetary damages on behalf of various persons and entities who are alleged to have assigned to plaintiff their rights to recover monetary damages arising from their having provided or paid for medical services for dialysis patients receiving treatments using the Company’s acid concentrate product. The Company is responding to the amended complaint.

The Company has recorded its litigation reserves to account for anticipated settlement of some, but not all, of the remaining payor cases. However, at the present time there are no agreements in principle for resolving the remaining cases and litigation through final adjudication may be required in all of them.

In August 2014, the Company received a subpoena from the United States Attorney for the District of Maryland inquiring into the Company’s contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. The Company is cooperating in the investigation.

In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of the Company overbilled Hawaii Medicaid for Liberty’s Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of the Company’s acquisition of Liberty. Hawaii v. Liberty Dialysis — Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii’s contracted administrator for its Medicaid program reimbursement operations during the relevant period. The amount of the overpayment claimed by the State is approximately $8,000, but the State seeks civil remedies, interest, fines, and penalties against Liberty and

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

the Company under the Hawaii False Claims Act substantially in excess of the overpayment. After prevailing on motions by Xerox to preclude it from doing so, the Company is pursuing third-party claims for contribution and indemnification against Xerox. The State’s False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State’s recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation is scheduled for April 2020.

On August 31, 2015, the Company received a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) inquiring into the Company’s participation in and management of dialysis facility joint ventures in which physicians are partners. The Company continues to cooperate in the Denver United States Attorney’s Office (USAO) investigation, which has come to focus on purchases and sales of minority interests in ongoing outpatient facilities between the Company and physician groups.

On November 25, 2015, the Company received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) also inquiring into the Company’s involvement in certain dialysis facility joint ventures in New York. On September 26, 2018, the Brooklyn USAO declined to intervene on the qui tam complaint filed under seal in 2014 that gave rise to this investigation. CKD Project LLC v. Fresenius Medical Care, 2014 Civ. 6646 (E.D.N.Y. November 12, 2014). The court unsealed the complaint, allowing the relator to serve and proceed on its own. The relator — a special-purpose entity formed by law firms to pursue qui tam proceedings — has served its complaint and litigation is proceeding.

Beginning October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) has led an investigation, through subpoenas issued under the False Claims Act, utilization and invoicing by the Company’s subsidiary Azura Vascular Care for a period beginning after the Company’s acquisition of American Access Care LLC (AAC) in October 2011. The Company has cooperated in the Brooklyn USAO investigation, which is continuing. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

On October 22, 2018, the United States Attorney for the Southern District of New York (Manhattan) announced a False Claims Act settlement for up to $18,400 with Vascular Access Centers LP, a competitor of AAC and Azura. Simultaneously, the 2012 qui tam (whistleblower) complaint that gave rise to the investigation was unsealed. Levine v. Vascular Access Centers, 2012 Civ. 5103 (S.D.N.Y.). That qui tam complaint names as defendants, among others in the dialysis industry, subsidiaries and employees of the Company engaged in the vascular access business. The Manhattan USAO did not intervene against non- settling defendants, allowing the relator to proceed on his own against those defendants. The relator subsequently dismissed with prejudice the defendants related to the Company.

On June 30, 2016, the Company received a subpoena from the United States Attorney for the Northern District of Texas (Dallas) seeking information under the False Claims Act about the use and management of pharmaceuticals including Velphoro®. The investigation encompasses DaVita, Amgen, Sanofi, and other pharmaceutical manufacturers and includes inquiries into whether certain compensation transfers between manufacturers and pharmacy vendors constituted unlawful kickbacks. The Company understands that this investigation is substantively independent of the $63,700 settlement by DaVita Rx announced on December 14, 2017 in the matter styled United States ex rel. Gallian v. DaVita Rx, 2016 Civ. 0943 (N.D. Tex.). The Company is cooperating in the investigation.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

On November 18, 2016, the Company received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc., which the Company acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, the Company identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, the Company terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee’s conduct is expected to result in demands for the Company to refund overpayments and to pay related penalties under applicable laws, but the monetary value of such payment demands cannot yet be reasonably estimated. The Brooklyn USAO continues to investigate a range of issues involving Shiel, including allegations of improper compensation (kickbacks) to physicians, and has disclosed that multiple sealed qui tam complaints underlie the investigation.

On December 12, 2017, the Company sold to Quest Diagnostics certain Shiel operations that are the subject of this Brooklyn subpoena, including the misconduct reported to the United States Attorney. Under the sale agreement, the Company retains responsibility for the Brooklyn investigation and its outcome. The Company continues to cooperate in the ongoing investigation.

On December 14, 2016, the Center for Medicare & Medicaid Services (CMS), which administers the federal Medicare program, published an Interim Final Rule (IFR) titled “Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment.” The IFR would have amended the Conditions for Coverage for dialysis providers, like the Company and would have effectively enabled insurers to reject premium payments made by or on behalf of patients who received grants for individual market coverage from the American Kidney Fund (AKF or the Fund). The IFR could thus have resulted in those patients losing individual insurance market coverage. The loss of coverage for these patients would have had a material and adverse impact on the operating results of the Company.

On January 25, 2017, a federal district court in Texas responsible for litigation initiated by a patient advocacy group and dialysis providers including the Company preliminarily enjoined CMS from implementing the IFR. Dialysis Patient Citizens v. Burwell, 2017 Civ. 0016 (E.D. Texas, Sherman Div.). The preliminary injunction was based on CMS’ failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute.

On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request, that it expects to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process. Plaintiffs in the litigation, including the Company, consented to the stay, which was granted by the court on June 27, 2017.

On January 3, 2017, the Company received a subpoena from the United States Attorney for the District of Massachusetts under the False Claims Act inquiring into the Company’s interactions and relationships with the American Kidney Fund (Fund), including the Company’s charitable contributions to the Fund and the Fund’s financial assistance to patients for insurance premiums. The Company is cooperating in the investigation, which is part of a broader investigation into charitable contributions in the medical industry. The Company believes that the investigation revolves around conduct alleged to be unlawful in United Healthcare v. American Renal Associates, 2018 Civ. 10622 (D. Mass.), but believes that such unlawful

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

conduct was not undertaken by the Company. On July 2, 2018, American Renal Associates announced that it had reached a settlement in principle of the United Healthcare litigation. The Company lacks information necessary to assess how the American Renal Associates settlement may impact the United States Attorney’s investigation.

On April 8, 2019, United Healthcare served a demand for arbitration against the Company. The demand asserts that the Company unlawfully “steered” patients by waiving co-payments and other means away from coverage under government-funded insurance plans including Medicare into United’s commercial plans, including Affordable Care Act exchange plans. The Company is contesting United’s claims and demands.

In early May 2017, the United States Attorney for the Middle District of Tennessee (Nashville) issued identical subpoenas to the Company and two subsidiaries under the False Claims Act concerning the Company’s retail pharmaceutical business. The investigation is exploring allegations related to improper inducements to dialysis patients to fill oral prescriptions through the Company’s pharmacy service, improper billing for returned pharmacy products and other allegations similar to those underlying the $63,700 settlement by DaVita Rx in Texas announced on December 14, 2017. United States ex rel. Gallian, 2016 Civ. 0943 (N.D. Tex.). The Company is cooperating in the investigation.

On March 12, 2018, Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, “VFMCRP”) (the joint venture between Galenica (Vifor) and FMC-AG & Co. KGaA), filed a complaint for patent infringement against Lupin Atlantis Holdings SA and Lupin Pharmaceuticals Inc. (collectively, “Lupin”), and Teva Pharmaceuticals USA, Inc. (“Teva”) in the U.S. District Court for the District of Delaware (Case 1 :18-cv-00390-LPS). The patent infringement action is in response to Lupin and Teva’s filings of Abbreviated New Drug Applications (ANDA) with the FDA for generic versions of Velphoro®. Velphoro® is protected by patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. The complaint was filed within the 45-day period provided for under the Hatch-Waxman legislation, and triggered a stay of FDA approval of the ANDAs for 30 months (2.5 years) (specifically, up to July 29, 2020 for Lupin’s ANDA; and August 6, 2020 for Teva’s ANDA), or a shorter time if a decision in the infringement suit is reached that the patents-at-issue are invalid or not infringed. Recently, in response to another ANDA being filed for a generic Velphoro®, VFMCRP filed a complaint for patent infringement against Annora Pharma Private Ltd., and Hetero Labs Ltd. (collectively, “Annora”), in the U.S. District Court for the District of Delaware on December 17, 2018. A 30-month stay of FDA approval of Annora’s ANDA will run through to May 30, 2021. The Company is the exclusive distributor of Velphoro® in the United States.

On December 17, 2018, the Company was served with a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) as part of an investigation of allegations against DaVita, Inc. involving transactions between the Company and DaVita. The subject transactions include sales and purchases of dialysis facilities, dialysis-related products and pharmaceuticals, including dialysis machines and dialyzers, and contracts for certain administrative services. The Company is cooperating in the investigation.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other healthcare providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the U.S. Food and Drug Administration (FDA) and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company’s products and/or criminal prosecution. The Company is currently engaged in remediation efforts with respect to one pending FDA warning letter. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourages private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data (PD) of its patients and beneficiaries throughout the United States and other parts of North America and engages with other business associates to help it carry out its health care activities. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules and or other similar laws (Data Protection Laws) when there has been impermissible use, access, or disclosure of unsecured PD or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018 and 2017

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company’s policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company is also subject to ongoing and future tax audits in the U.S. in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company’s tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company’s other known individual contingent liabilities are immaterial.

(17) Gain related to divestitures

The Company accounts for divestitures in accordance with ASC 810 — Consolidations. We deconsolidate the subsidiary as of the date the Company ceases to have a controlling financial interest in the subsidiary. The Company derecognizes the assets, liabilities, and equity components related to that subsidiary on the

(Continued)

FRESENIUS MEDICAL CARE HOLDINGS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

date of divestiture. The Company also derecognizes the equity components including any noncontrolling interest as well as amounts previously recognized in accumulated other comprehensive income.

On April 20, 2018, the Company signed a definitive agreement to divest its controlling interest in Sound Inpatient Physicians, Inc. (Sound) to an investment consortium led by Summit Partners, L.P. Upon receipt of the required regulatory approvals under the Hart-Scott-Rodino Antitrust Improvements Acts of 1976, as amended, and the satisfaction of customary closing conditions, the divestiture was consummated on June 28, 2018. The total transaction proceeds were $1,770,516, net of related tax payments. The pre-tax gain related to the divestitures for Care Coordination activities was $910,371, which is included in the consolidated statements of income within gain related to divestitures. The Company’s history with Sound, prior to divestment, includes the following milestones:

•             In July 2014, the Company made an investment for a majority interest in Sound, a physician services organizations focused on hospitalist, emergency, intensivist and post-acute services, furthering its strategic investments and expanding the health care services we offer.

•             In November 2014, Sound acquired Cogent Healthcare, expanding Sound to serve over 180 hospitals in 35 states with more than 1,750 providers.

•             In 2017, the Company increased its interest in Sound raising the Company majority interest to almost 100% during the first half of 2017.

(18) Subsequent Events

On February 21, 2019, we completed the acquisition of NxStage for total cash consideration of approximately $2.0 billion. The transaction will be accounted in accordance with ASC 805 — Business Combinations. The acquired assets and assumed liabilities were recorded at fair market value on the date of acquisition. Goodwill was recorded for the difference between net assets acquired and the consideration transferred. NxStage is a medical technology company that develops, manufactures and markets a product portfolio of medical devices for use in home dialysis and in the critical care setting.